Exhibit 99.1

Electra Reports Q3 2023 Results and Provides Update on Battery Material Refinery Project

TORONTO--(BUSINESS WIRE)--November 16, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today reported its financial results for the three- and nine-month periods ended September 30, 2023, and provided an update on the commissioning of its cobalt refinery and its black mass recycling trial. All amounts are in Canadian currency unless otherwise stated.

“Against a backdrop of challenging market and economic conditions, we completed a number of milestones in Q3, sustaining the momentum we established over the past 18 months,” said Trent Mell, Electra’s CEO. “Most notably, we closed an equity financing that generated gross proceeds of $21.5 million, extended our supply agreement with LG Energy Solution to five years from three, and signed an MOU with Three Fires to form a joint venture focused on battery waste recycling in Canada.

“Backed by a stronger balance sheet, our near-term focus will be to complete our black mass recycling trial at our refinery complex and accelerate efforts to secure the US$60 million in funding required to complete our refinery project. Once completed, the estimated replacement value of the cobalt refinery will be approximately US$260 million. An integrated facility will allow Electra to make MHP from battery scrap, then upgrade the cobalt to a battery-grade sulfate for LG Energy Solutions and other battery manufacturers.”

Mr. Mell concluded, “Over the longer term, we remain committed to advancing plans for a second refinery in Bécancour, Quebec and advancing our exploration projects in the Idaho Cobalt Belt.”

ELECTRA Q3 2023 HIGHLIGHTS AND DEVELOPMENTS

  Closed concurrent brokered and non-brokered private placements for aggregate gross proceeds of $21.5 million. Under the terms of the equity financings, the Company issued 19,545,454 units in aggregate, at a price of $1.10 per unit with each unit consisting of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $1.74 at any time on or before August 11, 2025. Electra intends to use the net proceeds of the equity financing to advance its black mass recycling strategy, its cobalt refinery, for working capital to retire existing payables, and general corporate purposes.
  Held cash and marketable securities of $15.7 million as at September 30, 2023, up from $7.4 million as at June 30, 2023. The increase was driven by the equity financing completed in August that generated gross proceeds of $21.5 million, but offset by capital costs related to the construction of the cobalt refinery project and costs related to the Company’s black mass trial. Electra’s cash balance at the end of Q3 2023 does not include the remaining $5.1 million of government investments expected to be received.
  Net loss for the quarter was $9.2 million or $0.20 per share. The net loss was driven by $4.4 million of fair value adjustments relating to the Company’s 2028 convertible notes.
  Operating loss for Q3 2023 was $4.2 million, down from $4.8 million for Q3 2022. The decline was primarily driven by lower exploration costs for Iron Creek, Electra’s exploration assets in Idaho.
  Progressed with the first plant-scale recycling of black mass material in North America using Electra’s proprietary hydrometallurgical process. Progress in Q3 was marked by recoveries of critical metals, including lithium, nickel, cobalt, copper, manganese, and graphite, needed for the EV battery supply chain, and the production of high-quality nickel-cobalt mixed hydroxide, graphite, and lithium carbonate products.
  Made the first customer shipment of nickel-cobalt mixed hydroxide precipitate (MHP) produced at the Company’s refinery complex north of Toronto from recycled battery material. To date, Electra has shipped approximately 20 tonnes of nickel-cobalt MHP to customers.
  Extended and expanded the terms of its battery-grade cobalt supply agreement with LG Energy Solution whereby Electra will now supply up to 19,000 tonnes of contained cobalt in sulfate over a five-year period beginning in 2025, up from 7,000 tonnes over a three-year period when the supply agreement was first announced in September 2022.
  Announced a change in auditors from KPMG LLP to MNP, LLP Chartered Professional Accountants effective September 18, 2023. At Electra’s request, KPMG resigned as auditors. KPMG did not issue any modified opinions on the financial statements of the Corporation for the two fiscal years preceding the resignation nor for any interim financial information preceding the date of its resignation.
  Announced receipt of a notice from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share under Nasdaq’s Listing Rule 5550(a)(2) based upon the closing bid price of the Company's common shares for the 30 consecutive business days prior to the date of the Notice, September 21, 2023. The Company has 180 calendar days from the date of the Notice, or until March 19, 2024, to regain compliance with the Minimum Bid Requirement, during which time the Company’s common shares will continue to trade on Nasdaq.

HIGHLIGHTS SUBSEQUENT TO QUARTER END

  Extended the processing of black mass material at its refinery complex based on the successes of its battery recycling trial, which have included improved recoveries of high-value elements, higher metal content in saleable products produced, and reduced use of reagents. Additional MHP product deliveries to customers are expected in Q4.
  Received US$5 million in long-lead, critical equipment, including pressure vessels, tanks, and structural steel, needed for completion of the Company’s cobalt sulfate refinery. Installation of the equipment delivered at site will occur as Electra secures capital funding requirements for its refinery project.

For complete details of the consolidated financial statements and the associated management’s discussion and analysis, please refer to the Company’s filing on SEDAR+ (www.sedarplus.ca) or the Company’s website (www.ElectraBMC.com).

Electra will host a conference call on November 17, 2023 at 10:00 am ET to review its third quarter performance and discuss near-term outlook.

Dial-in and Webcast Details:

- North American dial-in number: 1 800-319-4610
- International dial-in number: 1 416 915-3239
- Webcast and slide presentation: https://ElectraBMC.com/category/events/

Corporate Matters

In accordance with its long-term incentive plan, the Company has granted $52,500 in Deferred Share Units to the independent directors of the Company for second and third quarter directors fees taken in DSUs in lieu of cash. The DSUs will be granted and priced two trading days from today on the closing price of the Company’s common shares on the TSX Venture Exchange. The DSUs may not be exercised until a director or officer ceases to serve the Company and will vest in one year from the grant date.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently constructing North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.ca and with on EDGAR at www.sec.gov. Other factors that could actually results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891